UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Deyu Agriculture Corp.
(Name of Issuer)

Common Stock, Par Value $0.001
(Title of Class of Securities)

25239X107
(CUSIP Number)

Yam Sheung KWOK

Unit 106, Tem Centre, Tower II

251 Queen's Road, Central Hong Kong

852 6128-1272

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box ☐. .

CUSIP No. 25239X107

1	Names of Reporting Persons Yam Sheung KWOK
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) Personal funds (PF)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Canadian

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 63.3%
14	Type of Reporting Person (See Instructions) Individual (IN)

CUSIP No. 25239X107

1	Names of Reporting Persons Expert Venture Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) Working Capital (WC)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,027,765
	8	Shared Voting Power 968,655
	9	Sole Dispositive Power 6,027,765
	10	Shared Dispositive Power 968,655

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,996,420
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 63%
14	Type of Reporting Person (See Instructions) Corporation (CO)

CUSIP No. 25239X107

1	Names of Reporting Persons Hong Wang
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) Personal funds (PF)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Chinese

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 968,655
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 968,655

11	Aggregate Amount Beneficially Owned by Each Reporting Person 968,655
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.7%
14	Type of Reporting Person (See Instructions) Individual (IN)

ITEM 1. Security and Issuer

This Amendment No. 2 to Schedule 13D (this “Statement”) amends and restates the Schedule 13D filed on December 11, 2013, as amended on August 4, 2014 by Amendment No. 1 (collectively, the “Original Schedule 13D”) as specifically set forth herein. This Statement relates to the recent disposition of shares of common stock, par value $0.001 (the “Common Stock”) of Deyu Agriculture Corp., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is Unit 1010, Block B, Huizhi Building, No.9 Xueqing Road, Haidian District, Beijing, PRC Zip Code: 100085.

ITEM 2. Identity and Background

(a)	This Statement is filed by (i) Expert Venture Limited, an entity organized under the laws of the British Virgin Islands (“EVL”), (ii) Hong Wang (“Mr. Wang”), a natural person, and (iii)Yam Sheung Kwok (“Mr. Kwok”), a natural person (collectively, the “Reporting Persons”).
(b)	The address of the principal business and the principal office of EVL is 1802 North Carson St., Ste. 108, Carson, NV 89701. The business address of Mr. Wang is 8th Floor, Block 8, Aolinjiatai Building, 1 Kehuiqian Street, Chaoyang District. The business address of Mr. Kwok is Unit 106, Tem Centre, Tower II, 251 Queen's Road, Central, Hong Kong.
(c)	The present principal occupation of Mr. Wang is the Chief Executive Officer of the Issuer. Mr. Kwok’s present principal business is to engage in investing and business consultancy.
(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Mr. Wang is a citizen of China. Mr. Kwok is a Canadian citizen.

ITEM 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock were purchased by EVL with working capital. The aggregate purchase price of the 1,615,000 shares acquired and beneficially owned by EVL is approximately $646,000. The aggregate purchase price of the 968,655 shares of Common Stock beneficially owned by Mr. Wang is approximately $387,462 and the shares of Common Stock were purchased using personal funds.

ITEM 4. Purpose of Transaction.

On May 14, 2015, Mr. Kwok determined to dispose of all his interests in the Issuer and EVL and Mr. Wang acquired the shares of Common Stock previously held by Mr. Kwok as described herein.

All of the subject shares are held by EVL and Mr. Wang for the purpose of investment. Neither EVL nor Mr. Wang has plans which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any other action similar to those enumerated above.

ITEM 5. Interest in Securities of the Issuer

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 11,044,328 shares outstanding, as of May 13, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2015.

I.	EVL

(a).	As of the date of this Statement, EVL beneficially owns 6,996,420 shares of Common Stock, which represents approximately 63.3% of the shares outstanding of the Issuer, including (i) 748,636 shares of Common Stock previously held by Sure Glory Holdings Limited, of which Mr. Kwok was the sole shareholder, (ii) 616,364 shares of Common Stock previously held by Charming Action Management Limited, of which Mr. Kwok was the sole shareholder, and (iii) 250,000 shares of Common Stock previously held by Golden Country Group Limited, of which Mr. Kwok was the sole shareholder.

(b).	EVL has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of 6,027,765 shares of Common Stock, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of 968,655 shares of Common Stock.

(c).	On May 14, 2015, EVL purchased 1,615,000 shares of Common Stock, at a per share purchase price of $0.40.

(d).	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s common stock described in subparagraph (a) above.

(e).	Not applicable.

II.	Mr. Wang

(a).	As of the date of this Statement, Mr. Wang an interest holder in EVL, may be deemed the beneficial owner of 968,655 shares of Common Stock, which represents approximately 8.7% of the shares outstanding of the Issuer.

(b).	Mr. Wang has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of no shares of Common Stock, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of 968,655 shares of Common Stock.

(c).	On May 14, 2015, Mr. Wang purchased 968,655 shares of Common Stock, at a per share purchase price of $0.40.

(d).	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s common stock described in subparagraph (a) above.

(e).	Not applicable.

III.	Mr. Kwok

(a).	As of the date of this Statement, Mr. Kwok is not the beneficial owner of any shares of Common Stock.

(b).	Mr. Kwok does not have the sole or shared power to vote or direct the vote of, and sole or shared power to dispose or direct the disposition of any shares of Common Stock.

(c).	On May 14, 2015, Mr. Kwok made the following sales, each at a per share price of $0.40: (i) 968,655 shares of Common Stock, (ii) 748,636 shares of Common Stock, (iii) 616,364 shares of Common Stock, and (iv) 250,000 shares of Common Stock.

(d).	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s common stock described in subparagraph (a) above.

(e).	Mr. Kwok ceased to be the beneficial owner of more than five percent of the Common Stock on May 14, 2015.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 21st, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as described herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or giving or withholding of proxies.

ITEM 7. Material to be Filed as Exhibits.

99. 1	Joint Filing Agreement by and among Expert Venture Limited, Hong Wang, and Yam Sheung Kwok, dated May 21st, 2015.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21st, 2015

Expert Venture Limited

/s/ Yam Sheung Kwok
Name: Yam Sheung Kwok
Title: Director

/s/ Wang Hong
Wang Hong

/s/ Yam Sheung KWOK
Yam Sheung KWOK